April 26, 2010

VIA EDGAR AND FACSIMILE

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.,

Mail Stop 4561

Washington, D.C. 20549

Attention:              Stephani Bouvet, Examiner

Robert Benton, Staff Accountant

Kathleen Collins, Accounting Branch Chief

Matthew Crispino, Attorney Advisor

Re:          Acceleration Request of Convio, Inc.

Registration Statement on Form S-1 (File No. 333-164491)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Convio, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Wednesday, April 28, 2010, or as soon thereafter as practicable.  The Company also hereby requests a copy of the written order verifying the effective date.

The Registrant hereby acknowledges that:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you should have any questions, please contact John Gilluly of DLA Piper LLP (US), counsel to the Registrant, at (512) 457-7090 or by facsimile at (512) 721-2290.

Very truly yours,

Convio, Inc.

By:	/s/ JAMES R. OFFERDAHL
James R. Offerdahl
Chief Financial Officer and Vice President of Administration